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January 7, 1997

Dear Roper Industries, Inc. ("Roper") Employees' Retirement Savings Plan (the "Plan") Participant:

  Please find enclosed Roper's 1996 Annual Report to Shareholders and the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement which were recently mailed to our shareholders in advance of their February 14, 1997 Annual Meeting.

  As a participant in the Plan by virtue of your employment you have elected that certain contributions to the Plan on your behalf be invested in Roper's Common Stock acquired in the open market. All shares of Roper Common Stock so held for the benefit of Plan participants as of the record date (December 27, 1996) for the 1997 Annual Meeting of Shareholders will be voted by the Plan Trustee. In casting its votes, the Plan Trustee will consider the voting preferences of those Plan participants who have invested in Roper Common Stock.

  Accordingly, I encourage you to complete the enclosed white voting preference card, sign it and provide your social security number, and return it to the Plan Trustee in the envelope provided. Voting preference cards must be received by February 7, 1997, in order to be considered by the Plan Trustee.

Sincerely,

Shanler D. Cronk
General Counsel

Enclosures